John Mahon

202.729.7477	Writer’s E-mail Address

John.Mahon@srz.com

September 13, 2022

VIA EDGAR

Ms. Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Poolit Venture Capital Access Fund, Inc.

Registration on Form N-2

(File No. 811-23811).

Dear Ms. Larkin:

On behalf of Poolit Venture Capital Access Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund in a letter, dated August 2, 2022, with respect to the Fund’s Form N-2 (File No. 811-23811), filed with the Commission on July 1, 2022 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration are referenced in the below responses, such revisions have been included in the attached redline and will be incorporated into Post-Effective Amendment No. 1 to the Registration Statement, which will be filed subsequent to this letter.

1.	Comment: We are aware that the Funds have a publicly available App that (1) represents you partner with a multi-trillion dollar investment office to source and diligence your investments; (2) represents your platform will provide investors with liquidity options including a daily secondary market; and (3) includes a community component where investors can interact with one another and the adviser. We have concerns with how the App will operate in a manner consistent with the securities laws and your registration statement, which, among other things, indicates any sales will be limited to accredited investors and not available for sale on a secondary market. Please explain in correspondence the material features and functionality of your App and how its design fits within applicable law and the disclosure in your registration statement.

Ms. Lisa Larkin

September 13, 2022

Response: The Fund advises the Staff on a supplemental basis that it intends to offer its shares in a private placement offering in reliance on Rule 506(c) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, each prospective investor must verify his or her accredited investor status either prior to or as part of the fund subscription process. Such verification process is designed to comply with the requirements of Rule 506(c), and will utilize an industry-leading application programming interface known as Plaid to verify each prospective investor’s compliance with the relevant income and employment-related requirements under that Rule.

The Fund will only accept subscriptions from investors for whom the Fund has verified accredited investor status in the manner required under Rule 506(c), and will require that any such investors provide a written representation as part of their subscription process with respect to their continued accredited investor status at the time of such subscription. In addition, while the Fund’s shares will be restricted securities under Rule 144, the Fund further confirms that it will not permit secondary transfers of Fund shares to be made to an investor who has not confirmed his or her accredited investor status. Accordingly, to the extent any secondary market develops for the Fund’s shares, each prospective transferee of Fund shares would be required to confirm to the Fund that he or she was an accredited investor, and any such transfer effected on the secondary market would comply with Rule 144 and the relevant provisions of the Securities Act.

In addition, while the Poolit app serves as a portal for communications with prospective investors, each prospective investor in the Fund will receive an electronic copy of a complete private placement memorandum (“PPM”), together with any applicable supplements, prior to submitting a subscription for shares in the Fund. The PPM will be printable and downloadable in PDF format by prospective investors, and no prospective investor may submit a subscription without having received the PPM prior thereto. The Fund confirms to the Staff that such PPM will contain the same information that is required to be included in its Registration Statement, together with information specific to the offering process itself, and will be amended or supplemented as necessary to reflect public filings made by the Fund with the Commission, including financial statements and other disclosures that may be included in its annual and semi-annual reports and quarterly public N-PORT filings. Subsequent to the Fund’s initial closing, it will also include its public filings and certain corporate governance materials on a separate website that will be referenced in both the Registration Statement and the PPM.

Finally, each prospective investor will be required to complete a subscription agreement through the app to subscribe for shares in the Fund. While the subscription agreement will be structured and presented in electronic form for investors to complete, the substance of it will contain, among other things, a written confirmation of accredited investor status, such information requests as may be required to comply with anti-money laundering requirements and a reference to the PPM that had been previously provided to such investor. Accordingly, while the format may differ to fit the app, the subscription agreement itself will mirror those commonly used in other private placement offerings for investment fund products.

Ms. Lisa Larkin

September 13, 2022

As a result, based on the detailed information that will be provided to investors prior to making any investment decision, along with the verification process undertaken with respect to the accredited investor status of each investor, the Fund strongly believes that its offering process conforms to both the specific requirements for private placement offerings under the Securities Act, along with the spirit of such requirements.

2.	Comment: Please fill in all blanks, brackets, and otherwise missing information in a post-effective amendment (e.g., fee table, organization documents, etc.). We may have further comments.

Response: The Fund acknowledges the Staff’s comment and has filled in many of the remaining blanks included in the Registration Statement. The Fund confirms that it will not complete its initial closing until it has filed a further Post-Effective Amendment to the Registration Statement with any remaining blanks completed, and with any remaining exhibits filed therewith.

Facing Sheet

3.	Comment: You state that you have filed the registration statement pursuant to the Investment Company Act of 1940 (“1940 Act”) and that shares are not being registered under the Securities Act of 1933 (“Securities Act”). Please omit references to the Securities Act on the facing sheet. See Paragraph 1 of “Instructions” in Form N-2.

Response: The Fund has revised the cover page of the Registration Statement in response to the Staff’s comment.

Part A-3-Item 3. Fee Table

4.	Comment: In footnote 2, it is unclear whether the Fund will impose a sales load, currently. If the Fund will not currently charge a sales load, please delete the line item for “Sales Load” and the accompanying footnote, and perhaps include the footnote 2 disclosure elsewhere in the registration statement.

Response: The Fund has revised the Fee Table included in the Registration Statement in response to the Staff’s comment. The Fund advises the Staff on a supplemental basis that does not presently intend to impose any sales load, as it intends to offer interests in the Fund directly to investors. In the future, however, the Fund may opt to offer its shares through alternate channels, which may require the engagement of a distributor and the imposition of a sales load. Accordingly, the Fund has opted to retain the language in the footnote, but removed the accompanying “sales load” line item from the Fee Table.

5.	Comment: In the line item for “Management Fee,” please disclose the management fee as a percentage of net assets. The footnote to this line item may disclose the management as a percentage of gross assets. Please include in the footnote a cross-reference to a discussion of the Item 9.1.b. discussion of the management fee. The Item 9.1.b. discussion should disclose the management fee as a percentage of average net assets as well as gross assets. See Item 3, Instr. 7 and Item 9.1.b.3., Instrs. 1 and 2 of Form N-2.

Ms. Lisa Larkin

September 13, 2022

Response: To the extent the Fund intends to utilize leverage during its initial year of operations, the Fund will revise the above-referenced footnote and related disclosures in Item 9.1(b) of the Registration Statement in response to the Staff’s comment.

6.	Comment: Footnote 5 refers to the possibility that the Fund may pursue co-investment venture capital investment opportunities in underlying operating businesses sourced by Underlying Fund Managers. Please clarify that co-investing requires exemptive relief from the Commission and that the Fund may not receive such relief. Please tell us whether the Fund plans to apply for exemptive relief.

Response: The Fund advises the Staff on a supplemental basis that the Fund intends to operate such that neither the Underlying Funds, nor any Underlying Fund Managers, would be considered affiliates of the Fund. In particular, the Fund does not intend to acquire 5% or more of the voting equity interests in any Underlying Fund. Accordingly, the Fund does not believe that the type of co-investments referenced in footnote 5 to the Fee Table would be prohibited under Section 17(d) of the 1940 Act. Accordingly, the Fund does not intend to file an application for co-investment exemptive relief.

Page A-4-Item 3. Fee Table

7.	Comment: The last sentence in Footnote 7 refers to the “Investment Advisory Agreement.” Please confirm the reference is correct, or perhaps refer instead to the “Administration Agreement” if accurate.

Response: The Fund has revised the above-referenced footnote in response to the Staff’s comment. In particular, the Fund notes that the list of expenses is the same between each of the Investment Advisory Agreement and the Administration Agreement, but the Adviser specifically assumes certain expenses under the Investment Advisory Agreement that are not reimbursable by the Fund.

8.	Comment: Please delete footnotes 8 and 9. The expense limitation agreements do not last for at least one year. See Item 3, Instr. 3.e. of Form N-1A.

Response: The Fund has revised footnote 8 to the Fee Table in response to the Staff’s comment. In addition, the Fund notes that the O&O Expense Limitation Agreement referenced in footnote 9 technically does not expire, as the Fund will continue to incur offering-related expenses that will remain subject to the limitations on reimbursement contained in such agreement. Accordingly, although the referenced instruction applies to open-end funds, the Fund believes both of its expense limitation agreements meet the thresholds referenced therein.

Ms. Lisa Larkin

September 13, 2022

A-5-Item 3. Expense Example

9.	Comment: In the last sentence, disclosure states, “While the example assumes reinvestment of all distributions at net asset value, we generally intend that participants in the Fund DRIP during the Offering will receive a number of Shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 100% of the price that shares are sold in the Offering at the closing immediately preceding the distribution payment date.” The sentence is lengthy and could create confusion for investors. Please consider replacing the disclosure regarding the DRIP with a cross-reference to such disclosure in the Item 10 section that describes the DRIP (currently page A-55).

Response: The Fund has revised the above-referenced language in response to the Staff’s comment.

Page A-5-Item 8. General Description of the Registrant

10.	Comment: In the first paragraph, please state the date of organization of the registrant. See Item 8.1. of Form N-2.

Response: The Fund has revised the above-referenced paragraph in response to the Staff’s comment.

11.	Comment: In the second bullet point, disclosure refers to the possibility that a shareholder may be able to sell his/her shares. But, in the first bullet point, disclosure states that a shareholder should not expect to be able to sell his/her shares. Please reconcile the discrepancy.

Response: The Fund has revised the above-referenced bullet-point list to remove the second bullet point referencing difficulty selling Fund shares, as the Fund shares will be restricted securities under Rule 144, and, as discussed in the response to Comment 1 above, the Fund will not permit secondary transfers of Fund shares to be made to an investor who has not confirmed his or her accredited investor status.

12.	Comment: At the end of the third bullet point, please add, “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response: The Fund has revised the above-referenced bullet point in response to the Staff’s comment.

13.	Comment: Please add the following bullet points, if accurate:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Ms. Lisa Larkin

September 13, 2022

•	An investor will pay a sales load of up to [_]% and offering expenses of up to [_]%on the amounts it invests. If an investor pays the maximum aggregate [__]% for sales load and offering expenses, an investor must experience a total return on such investor’s net investment of [__]% in order to recover these expenses.

Response: The Fund has revised the above-referenced bullet-point list in response to the Staff’s comment.

14.	Comment: In the section titled, “Adviser,” please explain who “Poolit” is and briefly describe their history, resources, and experience managing pooled vehicles investing in similar assets and strategies.

Response: The Fund has revised the above-referenced section in response to the Staff’s comment.

Page A-6- Investment Objective

15.	Comment: Your disclosure suggests that you will invest significantly in venture capital funds, including funds relying on section 3(c)(1) and 3(c)(7) under the 1940 Act, and that you intend to limit sales to investors who satisfy the accredited investor standard. It is the staff’s view that closed-end funds similar to yours should also impose a minimum initial investment requirement of at least $25,000. Please revise to include such a requirement.

Response: The Fund respectfully notes that it is not presently proposing to conduct a public offering of its shares, but rather intends to sell its shares solely to accredited investors in a private placement exempt from registration under the Securities Act pursuant to Rule 506(c) of Regulation D thereunder. The Fund further notes that it will call all commitments from eligible investors up front. In addition, the Fund advises the Staff on a supplemental basis that, in view of the required accredited investor verification process undertaken in order to rely on Rule 506(c), the Fund will have a far deeper understanding of the nature of its investors than traditional privately-placed funds, which rely solely on written certifications made at the time of subscription. Accordingly, the Fund does not believe that the imposition of an arbitrary fund minimum investment requirement would serve the same purpose as it does for a publicly-offered fund, or one that conducts a more traditional private placement where no separate verification of accredited investor status is undertaken. In particular, in the public offering context, or in the context of a private placement where no separate review of investor qualifications occurs, a minimum investment amount may serve as a proxy to demonstrate actual accredited investor status. In 506(c) private placements, though, an investor’s accredited investor status must be separately verified, thus eliminating the need for such a proxy. In addition to the foregoing, the Fund respectfully notes that it does not believe that there is any express provision included in either the 1940 Act or Regulation D that would appear to require the imposition of such a minimum investment requirement, particularly when no public offering is involved, and therefore no Securities Act registration statement is required to be declared effective. As a result of the foregoing, the Fund respectfully declines to add the requested minimum investment requirement.

Ms. Lisa Larkin

September 13, 2022

16.	Comment: If the Fund will invest in any funds/fund managers that are affiliates of the Fund or its investment adviser, please disclose any related conflicts of interest.

Response: The Fund advises the Staff on a supplemental basis that it does not intend to invest in any Underlying Funds or Underlying Fund Managers that are affiliates of the Fund or its Adviser.

17.	Comment: In the ninth line of the second paragraph, disclosure states that the Fund may invest in “other more liquid credit positions.” Please specify what these other positions are.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

18.	Comment: In the fourth paragraph, disclosure states that the Fund will invest, “under normal circumstances, at least 80% of the value of its assets in venture capital-related investments, which may include the amount of any uncalled commitments to Underlying Funds. However, we may at any time determine to allocate our assets to asset classes not representative of venture capital, subject to providing Shareholders with at least 60 days’ notice prior to any change in the above-referenced policy.”

•	Please clarify that the 80% policy is based on net assets plus borrowings for investment purposes consistent with Rule 35d-1 of the 1940 Act.

•	In the staff’s view, the Fund may not count uncalled commitments towards the 80% policy. Please revise the 80% policy.

•	Please confirm the Fund will comply with the 80% policy at all times, including in the initial stages of investment given the description of the Liquidity Portfolio in the second paragraph.

•	In the last sentence, please clarify that the 60 days’ notice is required to change the Fund’s 80% policy (i.e., the Fund may allocate up to 20% of its assets to asset classes not representative of venture capital without affecting the Fund’s 80% policy).

Response: The Fund advises the Staff on a supplemental basis that it has elected to change its name to “Poolit Imagine Fund I, Inc.” in response to the Staff’s comment. Accordingly, the Fund has also included further revisions, where applicable, throughout the Registration Statement removing references to the 80% test set forth in Rule 35d-1.

Ms. Lisa Larkin

September 13, 2022

19.	Comment: If foreign/emerging markets investments are a principal investments strategy, please add such disclosure to this section. See “Emerging Markets” risk disclosure on page A-11.

Response: The Fund advises the Staff on a supplemental basis that foreign and emerging markets are not a principal investment strategy for the Fund. However, given that the Fund will investment in Underlying Funds, which may have broad discretion over the investment of assets into private company investments, the Fund believes that it is appropriate to reference the potential risks that emerging markets may pose generally.

Page A-7- Investment Objective

20.	Comment: In the first paragraph, disclosure refers to “primaries,” “seasoned primaries,” and secondaries.” Please explain these terms using clear and concise language.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Page A-7- Fundamental Investment Policies

21.	Comment: Please revise the definition of a majority of outstanding voting securities to align with section 2(a) of the 1940 Act.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

22.	Comment: Regarding the sixth and eighth bullet points, please consider adding an explanatory statement after each policy that describes the current 1940 Act limits in order to provide more clarity regarding the fund’s investment limitations.

Response: The Fund has revised the Registration Statement to include a “Regulation as an Investment Company” section following the section entitled “Fundamental Investment Policies” in response to the Staff’s comment.

23.	Comment: Regarding the seventh bullet point, please consider making a separate bullet point for the second sentence. It is unclear how the sentence relates to the first sentence.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Page A-13- Currency Risk

24.	Comment: Please consider whether it is necessary to add a risk regarding the circumstances of Brexit.

Ms. Lisa Larkin

September 13, 2022

Response: The Fund has revised its risk factor with respect to “Non-U.S. Risk” in response to the Staff’s comment.

Page A-20 – Independence and Discretion of the Board

25.	Comment: In the first five sentences, disclosure describes the Board’s ability to change the Fund’s objective and strategies, but does not do so clearly (e.g., there is no reference to the Fund’s 80% policy, and the last sentence could cause confusion about which policies require prior notice). Please clarify in a concise manner the changes the Board may make to the Fund’s objective and strategies without prior notice, with 60 days’ notice, without shareholder approval, etc.

Response: The Fund respectfully refers the Staff to its response in Comment No. 18 above. In particular, the Fund has elected to change its name to “Poolit Imagine Fund I, Inc.,” and has made corresponding revisions to the Registration Statement in view of such change.

Page A-23 – Regulations Governing Our Operation As a Registered Closed-End Management Investment Company

26.	Comment: Disclosure refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response: The Fund confirms to the Staff that it does not presently intend to issue preferred shares within one year following the commencement of the offering of its shares.

Page A-25- Repurchase Risk

27.	Comment: Please tell us on which provision of the federal securities laws the Fund is relying on for repurchases.

Response: The Fund advises the Staff on a supplemental basis that any repurchases of shares by the Fund will be conducted pursuant to tender offers made in accordance with Rule 13e-4 under the Exchange Act, in the manner permitted by Section 23(c)(2) under the 1940 Act.

28.	Comment: Please disclose the timeframe on which an investor can expect to receive the payment of proceeds from a share repurchase. We may have additional comments based on your response.

Response: In connection with any repurchase offer, the Fund confirms that it would pay for any tendered shares promptly following termination of the repurchase offer, in the manner required by Rule 14e-1(c) under the Exchange Act.

Ms. Lisa Larkin

September 13, 2022

Page A-25- Takeover Defense

29.	Comment: Disclosure describes certain “change of control” provisions in the Charter. Please disclose (i) the rationale for adopting these provisions; (ii) the positive and negative effects of these provisions; (iii) whether the voting requirements to change the nature of the company’s business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law; and (iv) whether the board of trustees has considered the provisions and determined that they are in the best interest of shareholders.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Page A-26- Forum Selection

30.	Comment: Disclosure states that “the forum selection clause included in our Bylaws does not cover claims made by Shareholders pursuant to the securities laws of the United States of America, or any rules or regulations promulgated thereunder.” In Part C, disclosure indicates that the Bylaws are to be filed by amendment. Please confirm that the Bylaws explicitly state that the forum selection provision does not apply to claims arising under the federal securities laws. Otherwise, please revise the provision in the Bylaws.

Response: The Fund confirms that the Bylaws will explicitly state that the forum selection provision does not apply to claims arising under federal securities laws.

Page A-32- Trustee Table

31.	Comment: In the column titled, “Principal Occupation(s) During Past 5 Years,” please state the principal business of Coatue Management, The Carlyle Group, Goldman Sachs, and Boston Consulting Group. See Item 18.1., Instr. 3 of Form N-2.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Page A-37- Management Services

32.	Comment: Please state the general nature of Poolit’s business. See Item 9.1.b.1 of Form N-2.

Response: The Fund has revised the above-referenced section of the Registration Statement in response to the Staff’s comment.

Page A-40- Licensing

33.	Comment: In the second paragraph, disclosure states, “In the event Meketa is terminated as our Sub- Adviser for any reason, this license agreement will remain in effective for a term of two years from such termination date, and will entitle Meketa to compensation at the higher of the annual Sub-Adviser Management Fee, calculated as of the date of termination and payable quarterly, and $40,000 per quarter. Section 15(a)(3) of the 1940 Act prohibits any person from serving or acting as an investment adviser of a registered investment company, except, among other things, pursuant to a written contract that provides that such contract may be terminated at any time, without the payment of any penalty. Please supplementally explain how the payments to Meketa as described would be consistent with section 15 of the 1940 Act.

Ms. Lisa Larkin

September 13, 2022

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. The Fund further advises the Staff on a supplemental basis that license agreement with Meketa has been revised to remove the tail payment provisions in the event of termination of Meketa as sub-adviser to the Fund.

Page A-41 – Management Services

34.	Comment: Please add disclosure about the sub-adviser under Item 9.1.b.1 and 2 of Form N-2. It appears from the paragraph titled, “Licensing,” in the section above “Management Services,” that Meketa may be the sub-adviser. But, the disclosure in the sub-adviser section does not name the sub-adviser anywhere.

Response: The Fund has revised the above-referenced section of the Registration Statement in response to the Staff’s comment.

Page A-41 – Item 9.1(c) Portfolio Management

35.	Comment: In the eighth line of the second paragraph, disclosure states, “For more information regarding the business experience of John Haggerty, Stephen McCourt, Peter Woolley, Ethan Samson, Todd Silverman, Amy Hsiang, and Steven Hartt, each of whom we consider to be a portfolio manager given the investment discretion each holds.” Please revise this sentence to tell investors where they may find the information you reference.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Page A-54 – Control Share Acquisition

36.	Comment: Please consider adding disclosure that addresses the legal uncertainty related to control share act provisions and registered funds (i.e., Saba Capital CEF Opportunities 1, Ltd. et al. v. Nuveen Floating Rate Income Fund, et al., 21-CV-327 (JPO) (U.S. Dist. Court., Southern District of New York) (Feb. 17, 2022).

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Page A-57 – Distribution Reinvestment Program

37.	Comment: Please add disclosure regarding the treatment of partial shares of the Fund’s DRIP. See Item 10.1.e of Form N-2.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Lisa Larkin

September 13, 2022

STATEMENT OF ADDITIONAL INFORMATION

Item 17. Investment Objectives and Policies

38.	Comment: In the second paragraph, disclosure states, “The Fund will not grant more favorable or different management fees, redemption rights or transparency rights in any “side letter” agreement. Please add “or other investment terms” after “transparency rights.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

PART C

Item 34: Undertakings

39.	Comment: Please add the required undertaking in Item 34.7 or explain why it is not necessary. See Items 34.7 of Form N-2 (to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information).

Response: The Fund respectfully notes that the undertakings referenced in Item 34 of Form N-2 are applicable only to registration statements filed under the Securities Act, per the opening paragraph of such Item.

ACCOUNTING COMMENTS

Page A-4 – Item 3. Fee Table

40.	Comment: Subject to your response to comment #4 and to the extent that the Expense Limitation Agreements (“ELA”) are retained, please clarify in disclosure that the Fund may only make repayments to the Adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.

Response: The Fund has revised footnote 8 to the Fee Table in response to the Staff’s comment.

41.	Comment: Staff notes that the recoupment term for the O&O ELA is set at 5 years exceeding the three year term beyond which Staff generally would expect a provision for the liability to repay to be recorded in accordance with GAAP rules (consistent with ASC 450). Please confirm that in relation to the O&O ELA that the Fund has conducted a FAS 5 analysis, which have been shared with the its auditors, and concluded that recoupments are not probable.

Ms. Lisa Larkin

September 13, 2022

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment to clarify that the recoupment term for the O&O ELA is set at 3 years rather than 5 years.

Page A-16 – Valuation of the Fund’s Investment Interests

42.	Comment: The Fund’s strategy contemplate investments in Underlying Venture Capital Funds and, as indicated in the Section titled “Valuation of the Fund’s Investment Interest” to the extent that the Fund does not receive timely information from the Underlying Funds regarding their valuations, the Fund’s ability to accurately calculate its net assets value may be impaired. With a view to enhanced disclosure, please elaborate on the how the Fund’s valuation procedures ensure that that the Fund values its investments at fair value and provide an explanation of the process and information considered by the valuation committee and/or its designee.

Response: The Fund has revised the risk factor entitled “Valuation of the Fund’s Investment Interests” in response to the Staff’s comment. The Fund advises the Staff on a supplemental basis that it would expect, under normal circumstances, to receive net asset value (“NAV”) estimates from Underlying Funds well in advance of the time when it would normally be required to determine its own NAV. To the extent it unexpectedly fails to receive an Underlying Fund NAV prior to when it would otherwise be required to determine its own NAV, the Fund’s valuation procedures will revert to allowing the Adviser to undertake alternative methods for determining the appropriate fair value of the Fund’s investment in such Underlying Fund given the information available to it, including the engagement of a third-party valuation firm to provide positive assurance with respect to any such valuation determination, in the same manner as the Adviser is expected to value any other Level III assets that may be held by the Fund, including co-investments.

Page A-30 Leverage

43.	Comment: Please provide the effects of the use of leverage disclosure as required by Item 8.3.a. of Form N-2.

Response: With a view towards disclosure, and in light of the Fund’s intention to utilize leverage subsequent to its initial closing, the Fund has revised the risk factor entitled “Leverage Utilized by the Fund” to include tabular disclosure consistent with Item 8.3(b) of Form N-2. The Fund respectfully notes, however, that the “Effects of Leverage” disclosure referenced in Item 8.3(b) of Form N-2 applies by its terms exclusively to registrants that either have a class of senior securities outstanding, or are presently offering such a class of senior securities. The Fund advises the Staff on a supplemental basis that it presently has no outstanding senior securities, and is not proposing to offering such securities pursuant to its PPM.

Ms. Lisa Larkin

September 13, 2022

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	John Kernan/ U.S. Securities and Exchange Commission

Jay Williamson/ U.S. Securities and Exchange Commission

John Lee/ U.S. Securities and Exchange Commission

Andrea O. Magovern/ U.S. Securities and Exchange Commission

Dakotah Rice/ Poolit, Inc.

Jonathan Boyer/ Poolit, Inc.